Exhibit 99.1
Explanatory Note

This Form 6-K/A amends “Shinhan Financial Group’s Board made a resolution to issue USD-denominated Write-down Contingent Capital Securities” furnished on Form 6-K by Shinhan Financial Group (hereafter “SFG”) on 14 August, 2020. In consideration of the recent improvement in the issuance conditions, the Board of Directors of SFG decided to issue the securities by changing the type of securities from ‘Basel 3 Compliant Tier2 Subordinated debt’ to ‘Basel 3 Compliant Additional Tier1 Capital’ through a resolution of the board of directors on March 2, 2021.

The amendment is to correct ‘Type of Securities,’ and ‘Maturity of Securities’ of ‘2. Details of issuance:’. All other information in the announcement dated 14 August, 2020 remain unchanged.

2. Details of issuance:

Type of Securities	Write-down Contingent Capital Securities (Basel 3 Compliant Additional Tier1 Capital)
Maturity of Securities	Perpetual Securities